Exhibit (h)(7)

                            Citizens Advisers, Inc.

                                                             ________ __, 2001

Citizens Funds
230 Commerce Way, Suite 300
Portsmouth, NH 03801

Ladies and Gentlemen:

As you know, we and certain of our affiliates currently provide advisory, administrative, distribution, and other services to the several series of Citizens Funds (the "Trust"). We hereby agree with the Trust that for the Standard shares of the Citizens Value Fund, we will reimburse that series for all expenses (other than Excluded Expenses, as defined below) payable by that series for such class described in the Trust's Registration Statement on Form N-1A, as filed with the Securities and Exchange Commission and as in effect from time to time, to the extent necessary so that the series' aggregate expenses for such class, net of waivers, would not exceed on a per annum basis 1.95%. Reimbursement of the Citizens Value Fund's expenses will be made at least annually or at such other times as may be mutually agreed upon between the Trust and Citizens Advisers, Inc. Excluded Expenses means (a) taxes, (b) interest, (c) brokerage commissions, and (d) extraordinary expenses, such as litigation.

The agreements in this letter shall take effect on the date hereof, and shall remain in effect as to the Citizens Value Fund until June 30, 2002. Please sign below to confirm your agreement with the terms of this letter.

                                    Sincerely,
                                    Citizens Advisers, Inc.

                                    By:__________________________
                                       John L. Shields
                                       President and Chief Executive Officer

Agreed:
Citizens Funds

By:_____________________
John L. Shields
President